FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, February 24, 2004, Series 2004-AP1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-109614
SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

04009564

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 2004
WASH. D.C. 158 SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 24, 2004

NOMURA ASSET ACCEPTANCE
CORPORATION

By: Jay Gracin

Name: Jay Gracin

Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Preliminary Collateral Term Sheet	P*

---

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corp.
Mortgage Pass-Through Certificates,
Series 2004-AP1

$240 Million ($\pm$ 10%)
(Approximate)

Preliminary Structural Term Sheet
January 29th, 2004

NOMURA

Recipients must read the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. The collateral and other information set forth in this Preliminary Structural Term Sheet supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Preliminary Structural Term Sheet and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of this Preliminary Structural Term Sheet. The depositor is not responsible for the accuracy of this Preliminary Structural Term Sheet, and has not authorized the dissemination of this Preliminary Structural Term Sheet. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Information Statement:

The attached structural terms and related tables and other statistical analyses, together with all other information presented herein (the "Preliminary Structural Term Sheet") are privileged and confidential and are intended for use by the addressee only. This is furnished to you by Nomura Securities International, Inc. ("Nomura") and not by Nomura Asset Acceptance Corp. ("NAAC") or any of its other affiliates. NAAC has not prepared or taken part in the preparation of these materials. None of Nomura, NAAC or any of their respective affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the final prospectus and prospectus supplement for the securities (collectively, the "Offering Documents"). The information herein is being provided for informational use solely in connection with the consideration of the purchase of the related securities by investors who are "qualified institutional buyers" as such term is defined under Rule144A of the Securities Act of 1933, as amended. Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be provided or distributed nor any of its contents disclosed to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing this Preliminary Structural Term Sheet, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Preliminary Structural Term Sheet in any particular context; or as to whether the Preliminary Structural Term Sheet and/or the assumptions upon which it is based reflect present market conditions or future market performance. This Preliminary Structural Term Sheet should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information, if any, set forth in this Preliminary Structural Term Sheet, is based only on a statistical sample of Mortgage Loans (the "Statistical Pool") expected to be included in the trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "Final Pool"). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in this Preliminary Structural Term Sheet. Although Nomura believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

Any yields or weighted average lives shown in this Preliminary Structural Term Sheet are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Preliminary Structural Term Sheet. Furthermore, unless otherwise provided, this Preliminary Structural Term Sheet assumes no losses on the underlying Mortgage Loans and no interest shortfall. The specific characteristics of the securities may differ from those shown in this Preliminary Structural Term Sheet due to differences between the Final Pool and the Statistical Pool. The principal amount and designation of any security described in this Preliminary Structural Term Sheet are subject to change prior to issuance.

The Offering Documents discussed in this communication will be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the Offering Documents relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. The Offering Documents may be obtained by contacting your Nomura account representative.

Please be advised that mortgage pass-through backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Certain classes of the Offered Certificates will be offered by the Underwriter at varying prices to be determined at the time of sale.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail. An investor or potential investor in the securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

The Structure

Class	Approximate [1] Principal Balance	Expected Percentage of Principal	Anticipated Rating S&P/Moody's [2]	Coupon Type [3]	Daycount	WAL [4]	Principal [4] Window	Legal [4] Final Maturity
A-1	$ 84,621,000	35.26%	AAA/Aaa	Flt	Act/360	0.9	03/04 - 11/05	03/34
A-2	$ 23,255,000	9.69%	AAA/Aaa	Fix	30/360	2.0	11/05 - 06/06	03/34
A-3	$ 43,841,000	18.27%	AAA/Aaa	Fix	30/360	3.0	06/06 - 01/08	03/34
A-4	$ 29,884,000	12.45%	AAA/Aaa	Fix	30/360	5.0	01/08 - 08/10	03/34
A-5	$ 20,359,000	8.48%	AAA/Aaa	Fix	30/360	7.9	08/10 - 03/12	03/34
A-6	$ 24,000,000	10.00%	AAA/Aaa	Fix	30/360	6.3	03/07 - 03/12	03/34
A- IO	(5)	(5)	AAA/Aaa		30/360	0.9	NA	
M-1	$ 6,000,000	2.50%	AA/Aa2	Fix	30/360	5.4	03/07 - 03/12	03/34
M-2	$ 4,560,000	1.90%	A/A2	Fix	30/360	5.4	03/07 - 03/12	03/34
M-3	$ 2,280,000	0.95%	BBB/Baa2	Fix	30/360	5.4	03/07 - 03/12	03/34

(1) The Principal Balance of each Class of Certificates is subject to a 10% variance.

(2) Expected Ratings are from a minimum of two of the three rating agencies. Final class sizes and Rating Agency support levels will be contingent on the Final Pool, excess spread levels and other structural attributes.

(3) Subject to a cap as described herein (See "Net WAC Pass-Through Rate" herein).

(4) Assuming payment based on 120% "PPC" (as defined herein) to Optional Redemption (as defined herein); Duration is shown in place of WAL for the Class A-IO Certificates.

(5) The Class A-IO certificates will not have a certificate principal balance, but will accrue interest at the stated Initial Pass-Through Rate based on a Notional Amount. With respect to the Class A-IO Certificates the Notional Amount of the Class A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 6th Distribution Date $[32,400,000]; from and including the 7th through the 14th Distribution Date $[25,800,000]; from and including the 15th through the 18th Distribution Date $[19,800,000]; from and including the 19th through the 23rd Distribution Date $[13,800,000]; on the 24th Distribution Date $[13,200,000]; and thereafter $0 and (b) the then aggregate principal balance of the Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

- The collateral pool consists of one- to four-family fixed-rate residential mortgage loans secured by first liens (the "Mortgage Loans"). The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-Off Date (as defined herein) of approximately [$240,000,000] (the "Cut-off Date Balance").
- The "Offered Certificates" consist of the Class A Certificates and the Mezzanine Certificates. The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-IO Certificates shall be referred to collectively herein as the Class A Certificates and the Class M-1, Class M-2 and Class M-3 Certificates shall be referred to collectively herein as the Mezzanine Certificates.
- Credit support is provided through subordination, overcollateralization and excess spread.
- The model used in this Preliminary Structural Term Sheet, referred to as the prospectus prepayment curve ("PPC"), is a prepayment assumption, which represents an assumed rate of prepayment each month throughout the life of a pool of mortgage loans similar to the Mortgage Loans, relative to the then outstanding principal balance of such pool. A [100%] PPC assumes that the outstanding principal balance of a pool of mortgage loans prepays at a constant prepayment rate ("CPR") equal to 6% in the first month of the life of such pool, such rate increasing by approximately an additional 1.27% CPR (14%/11) each month thereafter through the twelfth month of the life of such pool, and such rate thereafter remaining constant at [20]% CPR for the remainder of the life of such pool.

Transaction Overview

Depositor:	Nomura Asset Acceptance Corp. ("NAAC")
Underwriter:	Nomura Securities International, Inc.
Seller:	Nomura Credit & Capital, Inc. ("NCCI")
Servicers:	GMAC Mortgage Corporation ("GMACM") and Option One Mortgage Corporation ("Option One"). NAAC will retain the right to appoint a successor servicer meeting parameters more fully described in the final Offering Documents.
Special Servicer:	NAAC and/or its assignee will reserve the right to appoint a special servicer.
Originators/Sellers:	The Mortgage Loans were primarily acquired from [First National Bank of Nevada ("FNBN") (approximately 20%)] and Staten Island Bank (approximately 13%), with the remainder (approximately 67%) acquired from other originators, each accounting for no more than 10%.
Trustee:	JPMorgan Chase Bank
Custodian:	JPMorgan Chase Bank
Credit Risk Manager:	The Murrayhill Company
Type of Offering:	The certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
Cut-off Date	February 1st, 2004
Expected Settlement:	February 26, 2004
Due Period:	Commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
First Distribution Date:	March 25th, 2004
Distribution Date:	The 25th day of each month or the next business day
Prepayment Period:	With respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs.
Optional Redemption Date:	If the total outstanding balance of all the Mortgage Loans on any Distribution Date is less than 10% of the Cut-off Date Balance, the holder of the call rights may purchase the Mortgage Loans remaining in the trust, but is not required to do so, but in no case, prior to the Distribution Date occurring in February 2006.
ERISA:	All of the Offered Certificates are expected to be ERISA eligible.
Taxation – REMIC:	One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Summary of Terms

Net Mortgage Rate

For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Fee Rates.

Interest Accrual Period

Interest on the Offered Certificates (other than the Class A-1 Certificates) will accrue during the calendar month preceding the related Distribution Date. The Interest Accrual Period for the Class A-1 Certificates will be (a) as to the Distribution Date in March 2004, the period commencing on the Closing Date and ending on the day preceding the Distribution Date in March 2004, and (b) as to any Distribution Date after the Distribution Date in March 2004, the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs and ending on the day preceding that Distribution Date. Interest will be calculated on a 30/360 basis for all classes other than Class A-1, which shall accrue interest on an actual/360 basis.

Interest Distribution Amount

For the certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the certificate principal balance or Notional Amount, as applicable, of that class immediately prior to such Distribution Date at the applicable pass-through rate for such class, and reduced (to an amount not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Servicers and shortfalls resulting from the application of the Service members Civil Relief Act.

Interest Carry Forward Amount

For the certificates of any class on any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such class of certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to such class of certificates remaining unpaid from the previous Distribution Date.

Senior Interest Distribution Amount

For the Class A Certificates on any Distribution Date, an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.

Fee Rates

Means the fee rates payable to the Servicer and the Credit Risk Manager which aggregate to a per annum rate of not more than 0.275%, payable monthly.

Compensating Interest

Each Servicer will be required to cover prepayment interest shortfalls in full up to the aggregate Servicing Fee payable to such Servicer during the related Prepayment Period on Mortgage Loans serviced by such Servicer, without reimbursement therefor.

Realized Losses

Any loss on a Mortgage Loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Monthly Servicer Advances

Each Servicer will be obligated to make advances of delinquent monthly principal and interest payments with respect to the Mortgage Loans serviced by them, but only to the extent such amounts are deemed recoverable.

Net Monthly Excess Cashflow

For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) the Senior Interest Distribution Amount for such Distribution Date payable to the holders of the Class A Certificates, (y) the Interest Distribution Amount for such Distribution Date payable to the holders of the Mezzanine Certificates and (z) the amount of principal required to be distributed to the holders of the Offered Certificates on such Distribution Date.

Credit Enhancement

Subordination

Excess Spread and Overcollateralization

The Mortgage Loans are expected to generate more interest than is needed to pay interest on the certificates because the weighted average net interest rate of the Mortgage Loans will be higher than the weighted average pass-through rate on the certificates and, as overcollateralization increases, such higher interest rate is paid on a principal balance of Mortgage Loans that is larger than the aggregate certificate principal balance of the certificates. Interest payments received in respect of the Mortgage Loans in excess of the amount that is needed to pay interest on the certificates and related trust expenses will be used to reduce the total certificate principal balance of such certificates (other than the Class A-IO Certificates) until a required level of overcollateralization has been achieved. The required level of overcollateralization is expected to be between 0.35% and 0.50% of the Cut-off Date Balance. The Overcollateralization Amount will provide credit support to the Class M-3 Certificates. For any related calculated items in this Preliminary Structural Term Sheet, the required level of overcollateralization is assumed to be 0.50%.

Allocation of Losses

Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date in the following order of priority:

1. To Net Monthly Excess Cashflow;
2. To the Overcollateralization Amount, until reduced to zero;
3. To the Class M-3 Certificates, until reduced to zero;
4. To the Class M-2 Certificates, until reduced to zero and
5. To the Class M-1 Certificates, until reduced to zero.

There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such allocated amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Date).

Required Overcollateralization Amount

Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the aggregate certificate principal balance of the certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Offered Certificates. The Required Overcollateralization Amount for the Offered Certificates, which will be fully established at issuance, is anticipated to be between 0.35% and 0.50% of the Cut-off Date Balance. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, Net Monthly Excess Cashflow, if available, will be applied first to pay principal on the Class A Certificates, other than the Class A-IO Certificates, then to pay principal on the Mezzanine Certificates until the Overcollateralization Amount equals the Required Overcollateralization Amount.

Required Overcollateralization Percentage

For any Distribution Date, a percentage equal to (a) the Required Overcollateralization Amount divided by (b) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period).

Overcollateralization Increase Amount

An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount

An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all distributions of principal required to be made on the Distribution Date.

Notional Amount

The Notional Amount of the Class A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 6th Distribution Date $[32,400,000]; from and including the 7th through the 14th Distribution Date $[25,800,000]; from and including the 15th through the 18th Distribution Date $[19,800,000]; from and including the 19th through the 23rd Distribution Date $[13,800,000]; on the 24th Distribution Date $[13,200,000]; and thereafter $0 and (b) the then aggregate principal balance of the Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Stepdown Date

Is the earlier of (i) the first Distribution Date on which the certificate principal balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in March 2007, and (y) the first Distribution Date on which the Credit Enhancement Percentage (the "Credit Enhancement Percentage" or "CE%")(calculated for this purpose only after taking into account the receipt of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to approximately 11.70%.

Credit Enhancement Percentage

The Credit Enhancement Percentage for any class of Offered Certificates and any Distribution Date is the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the class or classes of Offered Certificates subordinate thereto and (ii) the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on such Distribution Date.

Class	(Moody's / S&P)	Initial CE %
A	Aaa / AAA	5.85%
M-1	Aa2 /AA	3.35%
M-2	A2 / A	1.45%
M-3	Baa2 / BBB	0.50%

Net WAC Pass-Through Rate

(A) beginning with the March 2004 Distribution Date, up to and including the February 2006 Distribution Date, a per annum rate (adjusted in the case of the Class A-1 Certificates for the actual number of days elapsed in the related Interest Accrual Period) equal to (1) the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs minus (2) the pass-through rate for the Class A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is (y) the aggregate principal balance of the Mortgage Loans as of the first day of the month in which such Distribution Date occurs and (B) for each Distribution Date thereafter, a per annum rate (adjusted in the case of the Class A-1 Certificates for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs.

Net WAC Rate Carryover Amount

If on any Distribution Date the pass-through rate for any class of Offered Certificates, other than the Class A-IO Certificates, is limited to the Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" will be equal to the sum of (i) the excess of (a) the amount of interest such class of Offered Certificates would have been entitled to receive on such Distribution Date if the Net WAC Pass-Through Rate would not have been applicable to such certificates over (b) the amount of interest accrued on such class at the applicable Net WAC Pass-Through Rate plus (ii) the related Net WAC Rate Carryover Amount from the prior Distribution Date not previously distributed. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of available funds.

Available Distribution Amount

For any Distribution Date, an amount equal to the amount available in the Certificate Account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled and unscheduled payments on the Mortgage Loans, insurance proceeds and liquidation proceeds, received or advanced during the related Due Period, in each case net of amounts reimbursable to the Trustee and the Servicer and reduced by the fees payable to the Servicers and the Credit Risk Manager.

Class A-6 Lockout Distribution Amount

For any Distribution Date, the Class A-6 Lockout Distribution Percentage for the Distribution Date multiplied by the product of, (A) a fraction, the numerator of which is the certificate principal balance of the Class A-6 Certificates and the denominator of which is the aggregate certificate principal balance of all the Class A Certificates (other than the Class A-IO Certificates and in each case immediately prior to such Distribution Date) and (B) the Senior Principal Distribution Amount for such Distribution Date.

Class A-6 Lockout Distribution Percentage

The Class A-6 Lockout Distribution Percentage is assigned as follows:

Distribution Date Occurring in	Percentage
March 2004 to February 2007	0%
March 2007 to February 2009	45%
March 2009 to February 2010	80%
March 2010 to February 2011	100%
March 2011 and thereafter	300%

Principal Distribution Amount

For any Distribution Date, an amount generally equal to the aggregate amount of the principal portion of all scheduled and unscheduled payments on the Mortgage Loans due during the related Due Period (whether or not received prior to the Determination Date), insurance proceeds, liquidation proceeds, and any principal amounts related to the repurchase of loans, that are received, in each case net of amounts reimbursable to the Trustee and the Servicers, plus the overcollateralization increase amount, if any, or minus the overcollateralization reduction amount, if any.

Senior Principal Distribution Amount:

With respect to any Distribution Date, prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for such Distribution Date.

With respect to any Distribution Date, on or after the Stepdown Date, if no Trigger Event is in effect, an amount equal to the excess (if any) of (x) the aggregate certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates) immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the product of (i) the aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the sum of (A) approximately 10.70% and (B) the Required Overcollateralization Percentage.

The Senior Principal Distribution Amount will generally be distributed to the holders of the Class A Certificates in the following order of priority:

1. To the Class A-6 Certificates, the Class A-6 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof is reduced to zero; and

2. To the Class A-1, A-2, A-3, A-4, A-5 and A-6 Certificates, sequentially, until the certificate principal balance of each such class is reduced to zero.

Class M-1 Principal Distribution Amount

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Senior Principal Distribution Amount to the Class A Certificates on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Senior Principal Distribution Amount and (ii) the excess (if any) of (x) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date) and (2) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 5.70% and (B) the Required Overcollateralization Percentage.

Class M-2 Principal Distribution Amount

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Senior Principal Distribution Amount to the Class A Certificates and the Class M-1 Principal Distribution Amount to the Class M-1 Certificates, in each case on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Senior Principal Distribution Amount and the Class M-1 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date) and (3) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 1.90% and (B) the Required Overcollateralization Percentage.

Class M-3 Principal Distribution Amount

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Senior Principal Distribution Amount to the Class A Certificates(other than the Class A-IO Certificates), the Class M-1 Principal Distribution Amount to the Class M-1 Certificates and the Class M-2 Principal Distribution Amount to the Class M-2 Certificates, in each case on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Senior Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date), (3) the certificate principal balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Distribution Date) and (4) Required Overcollateralization Amount.

Prior to the Stepdown Date or if a Trigger Event is in effect, principal payments will be paid first to the Class A Certificates (other than the Class A-IO Certificates) in the manner and order of priority described under "Senior Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the certificate principal balance of each such class has been reduced to zero.

Coupon Step-up

On the Distribution Date following the first possible Optional Redemption Date, the pass-through rates on the Class A-5, Class A-6, Class M-1, Class M-2 and Class M-3 Certificates will increase by 0.50% per annum, subject to the Net WAC Pass-Through Rate.

Trigger Event

If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test:
The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 60% of the Credit Enhancement Percentage for the Class A Certificates on such Distribution Date.

Cumulative Loss Test:
The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the Cut-off Date Balance exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
March 2007 to February 2008	0.90%
March 2008 to February 2009	1.15%
March 2009 to February 2010	1.45%
March 2010 to February 2011	1.65%
March 2011 and thereafter	1.85%

Payment Priority

On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. From the interest portion of the Available Distribution Amount, to pay interest on the Class A Certificates, pro rata, including any Interest Carry Forward Amount from a prior Distribution Date, and then to pay interest to the Mezzanine Certificates sequentially excluding any Interest Carry Forward Amount from a prior Distribution Date.
2. From the principal portion of the remaining Available Distribution Amount, to pay principal on the Class A Certificates, other than the Class A-IO Certificates, in accordance with the principal payment provisions described in "Senior Principal Distribution Amount".
3. From the principal portion of the Available Distribution Amount remaining after payments of principal to the Class A Certificates, other than the Class A-IO Certificates, to pay principal to the Class M-1, Class M-2 and Class M-3 Certificates, in that order, in the amounts specified under "Class M-1 Principal Distribution Amount", "Class M-2 Principal Distribution Amount", and "Class M-3 Principal Distribution Amount".
4. From Net Monthly Excess Cashflow, if any, to the certificates then entitled to receive distributions in respect of principal in order to reduce the certificate principal balance of such certificates to the extent necessary to maintain the Required Overcollateralization Amount.
5. From Net Monthly Excess Cashflow, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
6. From Net Monthly Excess Cashflow, if any, to pay the applicable Net WAC Rate Carryover Amount on the Class A Certificates and the Mezzanine Certificates.
7. To pay any remaining amount to the non-offered subordinate certificates in accordance with the pooling and servicing agreement.

Price/Yield Table – Class A-1 (1):

Price/Yield	PPC					
	0	50	100	120	150	200
99-16	1.35	1.56	1.77	1.85	1.97	2.15
99-20	1.33	1.49	1.65	1.71	1.80	1.94
99-24	1.32	1.43	1.53	1.57	1.63	1.72
99-28	1.31	1.36	1.41	1.43	1.46	1.51
100-00	1.29	1.29	1.29	1.29	1.29	1.29
100-04	1.28	1.23	1.17	1.15	1.13	1.08
100-08	1.27	1.16	1.06	1.02	0.96	0.87
100-12	1.25	1.09	0.94	0.88	0.79	0.66
100-16	1.24	1.03	0.82	0.74	0.63	0.44
WAL to Optional Redemption	10.5	1.9	1.1	0.9	0.7	0.6
Principal Window	Mar04 - Aug22	Mar04 - Jan08	Mar04 - Mar06	Mar04 - Nov05	Mar04 - Jul05	Mar04 - Mar05

DEC Table – Class A-1 (2)(3):

Distribution Date	PPC					
	0	50	100	120	150	200
Initial	100	100	100	100	100	100
February 25, 2005	96	73	50	40	26	3
February 25, 2006	92	44	*	0	0	0
February 25, 2007	88	18	0	0	0	0
February 25, 2008	84	0	0	0	0	0
February 25, 2009	79	0	0	0	0	0
February 25, 2010	75	0	0	0	0	0
February 25, 2011	70	0	0	0	0	0
February 25, 2012	66	0	0	0	0	0
February 25, 2013	61	0	0	0	0	0
February 25, 2014	57	0	0	0	0	0
February 25, 2015	51	0	0	0	0	0
February 25, 2016	45	0	0	0	0	0
February 25, 2017	39	0	0	0	0	0
February 25, 2018	32	0	0	0	0	0
February 25, 2019	25	0	0	0	0	0
February 25, 2020	18	0	0	0	0	0
February 25, 2021	11	0	0	0	0	0
February 25, 2022	4	0	0	0	0	0
February 25, 2023	0	0	0	0	0	0
February 25, 2024	0	0	0	0	0	0
February 25, 2025	0	0	0	0	0	0
February 25, 2026	0	0	0	0	0	0
February 25, 2027	0	0	0	0	0	0
February 25, 2028	0	0	0	0	0	0
February 25, 2029	0	0	0	0	0	0
February 25, 2030	0	0	0	0	0	0
February 25, 2031	0	0	0	0	0	0
February 25, 2032	0	0	0	0	0	0
February 25, 2033	0	0	0	0	0	0
February 25, 2034	0	0	0	0	0	0
WAL to Maturity	10.5	1.9	1.1	0.9	0.7	0.6
Principal Window	Mar04-Aug22	Mar04-Jan08	Mar04-Mar06	Mar04-Nov05	Mar04-Jul05	Mar04-Mar05
WAL to Optional Redemption	10.5	1.9	1.1	0.9	0.7	0.6
Principal Window	Mar04-Aug22	Mar04-Jan08	Mar04-Mar06	Mar04-Nov05	Mar04-Jul05	Mar04-Mar05

(1) Assumes exercise of Optional Redemption. 1-month LIBOR assumed to be 1.10%

(2) "*" represents less than 0.5% and greater than 0% of the original principal balance.

(3) Assumes no exercise of Optional Redemption.

There is no assurance that prepayment of the mortgage loans will conform to any of the constant percentages of CPR described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the Certificates. Among other things, the DEC Tables assume that the mortgage loans prepay at the indicated constant percentage of CPR, notwithstanding the fact that such mortgage loans may vary substantially as to note rate and payment terms. Variations in actual prepayment experience for the mortgage loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the mortgage loans will have the assumed characteristics, that the purchase prices of the Certificates will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid for the Certificates have not been determined and will be dependent on the characteristics of the mortgage loans in the Final Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the final Offering Documents.

Price/Yield Table – Class A-2 (1):

Price/Yield	PPC					
	0	50	100	120	150	200
99-16	3.14	3.19	3.25	3.27	3.31	3.37
99-20	3.13	3.16	3.19	3.21	3.23	3.26
99-24	3.12	3.13	3.14	3.14	3.15	3.16
99-28	3.11	3.10	3.08	3.08	3.07	3.05
100-00	3.11	3.07	3.03	3.01	2.99	2.94
100-04	3.10	3.04	2.97	2.95	2.91	2.84
100-08	3.09	3.01	2.92	2.88	2.83	2.73
100-12	3.08	2.98	2.86	2.82	2.75	2.63
100-16	3.07	2.95	2.81	2.75	2.67	2.52
WAL to Optional Redemption	20.0	4.6	2.4	2.0	1.6	1.2
Principal Window	Aug22 - Aug25	Jan08 - Jun09	Mar06 - Nov06	Nov05 - Jun06	Jul05 - Dec05	Mar05 - Jul05

DEC Table – Class A-2 (2)(3):

Distribution Date	PPC					
	0	50	100	120	150	200
Initial	100	100	100	100	100	100
February 25, 2005	100	100	100	100	100	100
February 25, 2006	100	100	100	43	0	0
February 25, 2007	100	100	0	0	0	0
February 25, 2008	100	88	0	0	0	0
February 25, 2009	100	18	0	0	0	0
February 25, 2010	100	0	0	0	0	0
February 25, 2011	100	0	0	0	0	0
February 25, 2012	100	0	0	0	0	0
February 25, 2013	100	0	0	0	0	0
February 25, 2014	100	0	0	0	0	0
February 25, 2015	100	0	0	0	0	0
February 25, 2016	100	0	0	0	0	0
February 25, 2017	100	0	0	0	0	0
February 25, 2018	100	0	0	0	0	0
February 25, 2019	100	0	0	0	0	0
February 25, 2020	100	0	0	0	0	0
February 25, 2021	100	0	0	0	0	0
February 25, 2022	100	0	0	0	0	0
February 25, 2023	83	0	0	0	0	0
February 25, 2024	50	0	0	0	0	0
February 25, 2025	16	0	0	0	0	0
February 25, 2026	0	0	0	0	0	0
February 25, 2027	0	0	0	0	0	0
February 25, 2028	0	0	0	0	0	0
February 25, 2029	0	0	0	0	0	0
February 25, 2030	0	0	0	0	0	0
February 25, 2031	0	0	0	0	0	0
February 25, 2032	0	0	0	0	0	0
February 25, 2033	0	0	0	0	0	0
February 25, 2034	0	0	0	0	0	0
WAL to Maturity	20.0	4.6	2.4	2.0	1.6	1.2
Principal Window	Aug22-Aug25	Jan08-Jun09	Mar06-Nov06	Nov05-Jun06	Jul05-Dec05	Mar05-Jul05
WAL to Optional Redemption	20.0	4.6	2.4	2.0	1.6	1.2
Principal Window	Aug22-Aug25	Jan08-Jun09	Mar06-Nov06	Nov05-Jun06	Jul05-Dec05	Mar05-Jul05

(1) Assumes exercise of Optional Redemption.

(2) "*" represents less than 0.5% and greater than 0% of the original principal balance.

(3) Assumes no exercise of Optional Redemption.

There is no assurance that prepayment of the mortgage loans will conform to any of the constant percentages of CPR described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the Certificates. Among other things, the DEC Tables assume that the mortgage loans prepay at the indicated constant percentage of CPR, notwithstanding the fact that such mortgage loans may vary substantially as to note rate and payment terms. Variations in actual prepayment experience for the mortgage loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the mortgage loans will have the assumed characteristics, that the purchase prices of the Certificates will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid for the Certificates have not been determined and will be dependent on the characteristics of the mortgage loans in the Final Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the final Offering Documents.

Price/Yield Table – Class A-3 [(1)]:

Price/Yield	PPC					
	0	50	100	120	150	200
99-16	3.74	3.77	3.80	3.82	3.84	3.88
99-20	3.74	3.75	3.77	3.77	3.79	3.81
99-24	3.73	3.73	3.73	3.73	3.73	3.73
99-28	3.72	3.71	3.69	3.69	3.67	3.65
100-00	3.71	3.69	3.66	3.64	3.62	3.58
100-04	3.70	3.67	3.62	3.60	3.56	3.50
100-08	3.70	3.65	3.58	3.55	3.50	3.43
100-12	3.69	3.63	3.54	3.51	3.45	3.35
100-16	3.68	3.62	3.51	3.46	3.39	3.28
WAL to Optional Redemption	23.9	7.8	3.7	3.0	2.3	1.7
Principal Window	Aug25 - Jan30	Jun09 - Feb15	Nov06 - Dec08	Jun06 - Jan08	Dec05 - Jan07	Jul05 - Apr06

DEC Table – Class A-3 [(2)(3)]:

Distribution Date	PPC					
	0	50	100	120	150	200
Initial	100	100	100	100	100	100
February 25, 2005	100	100	100	100	100	100
February 25, 2006	100	100	100	100	78	11
February 25, 2007	100	100	79	41	0	0
February 25, 2008	100	100	30	0	0	0
February 25, 2009	100	100	0	0	0	0
February 25, 2010	100	79	0	0	0	0
February 25, 2011	100	56	0	0	0	0
February 25, 2012	100	43	0	0	0	0
February 25, 2013	100	29	0	0	0	0
February 25, 2014	100	14	0	0	0	0
February 25, 2015	100	0	0	0	0	0
February 25, 2016	100	0	0	0	0	0
February 25, 2017	100	0	0	0	0	0
February 25, 2018	100	0	0	0	0	0
February 25, 2019	100	0	0	0	0	0
February 25, 2020	100	0	0	0	0	0
February 25, 2021	100	0	0	0	0	0
February 25, 2022	100	0	0	0	0	0
February 25, 2023	100	0	0	0	0	0
February 25, 2024	100	0	0	0	0	0
February 25, 2025	100	0	0	0	0	0
February 25, 2026	90	0	0	0	0	0
February 25, 2027	69	0	0	0	0	0
February 25, 2028	47	0	0	0	0	0
February 25, 2029	23	0	0	0	0	0
February 25, 2030	0	0	0	0	0	0
February 25, 2031	0	0	0	0	0	0
February 25, 2032	0	0	0	0	0	0
February 25, 2033	0	0	0	0	0	0
February 25, 2034	0	0	0	0	0	0
WAL to Maturity	23.9	7.8	3.7	3.0	2.3	1.7
Principal Window	Aug25-Jan30	Jun09-Feb15	Nov06-Dec08	Jun06-Jan08	Dec05-Jan07	Jul05-Apr06
WAL to Optional Redemption	23.9	7.8	3.7	3.0	2.3	1.7
Principal Window	Aug25-Jan30	Jun09-Feb15	Nov06-Dec08	Jun06-Jan08	Dec05-Jan07	Jul05-Apr06

(1) Assumes exercise of Optional Redemption.

(2) "*" represents less than 0.5% and greater than 0% of the original principal balance.

(3) Assumes no exercise of Optional Redemption.

There is no assurance that prepayment of the mortgage loans will conform to any of the constant percentages of CPR described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the Certificates. Among other things, the DEC Tables assume that the mortgage loans prepay at the indicated constant percentage of CPR, notwithstanding the fact that such mortgage loans may vary substantially as to note rate and payment terms. Variations in actual prepayment experience for the mortgage loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the mortgage loans will have the assumed characteristics, that the purchase prices of the Certificates will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid for the Certificates have not been determined and will be dependent on the characteristics of the mortgage loans in the Final Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the final Offering Documents.

Price/Yield Table – Class A-4 (1):

Price/Yield	PPC 0	50	100	120	150	200
99-16	5.06	5.07	5.08	5.09	5.10	5.12
99-20	5.06	5.06	5.06	5.06	5.06	5.07
99-24	5.05	5.04	5.04	5.03	5.03	5.02
99-28	5.04	5.03	5.01	5.00	4.99	4.96
100-00	5.03	5.02	4.99	4.98	4.95	4.91
100-04	5.02	5.01	4.97	4.95	4.92	4.85
100-08	5.01	4.99	4.94	4.92	4.88	4.80
100-12	5.00	4.98	4.92	4.89	4.84	4.75
100-16	5.00	4.97	4.90	4.86	4.80	4.69
WAL to Optional Redemption	27.1	13.8	6.5	5.0	3.8	2.5
Principal Window	Jan30 - May32	Feb15 - May21	Dec08 - Jun13	Jan08 - Aug10	Jan07 - Nov08	Apr06 - Jan07

DEC Table – Class A-4 (2)(3):

Distribution Date	PPC 0	50	100	120	150	200
Initial	100	100	100	100	100	100
February 25, 2005	100	100	100	100	100	100
February 25, 2006	100	100	100	100	100	100
February 25, 2007	100	100	100	100	87	0
February 25, 2008	100	100	100	94	32	0
February 25, 2009	100	100	90	43	0	0
February 25, 2010	100	100	53	11	0	0
February 25, 2011	100	100	26	0	0	0
February 25, 2012	100	100	18	0	0	0
February 25, 2013	100	100	4	0	0	0
February 25, 2014	100	100	0	0	0	0
February 25, 2015	100	99	0	0	0	0
February 25, 2016	100	79	0	0	0	0
February 25, 2017	100	60	0	0	0	0
February 25, 2018	100	43	0	0	0	0
February 25, 2019	100	27	0	0	0	0
February 25, 2020	100	14	0	0	0	0
February 25, 2021	100	2	0	0	0	0
February 25, 2022	100	0	0	0	0	0
February 25, 2023	100	0	0	0	0	0
February 25, 2024	100	0	0	0	0	0
February 25, 2025	100	0	0	0	0	0
February 25, 2026	100	0	0	0	0	0
February 25, 2027	100	0	0	0	0	0
February 25, 2028	100	0	0	0	0	0
February 25, 2029	100	0	0	0	0	0
February 25, 2030	95	0	0	0	0	0
February 25, 2031	53	0	0	0	0	0
February 25, 2032	8	0	0	0	0	0
February 25, 2033	0	0	0	0	0	0
February 25, 2034	0	0	0	0	0	0
WAL to Maturity	27.1	13.8	6.5	5.0	3.8	2.5
Principal Window	Jan30-May32	Feb15-May21	Dec08-Jun13	Jan08-Aug10	Jan07-Nov08	Apr06-Jan07
WAL to Optional Redemption	27.1	13.8	6.5	5.0	3.8	2.5
Principal Window	Jan30-May32	Feb15-May21	Dec08-Jun13	Jan08-Aug10	Jan07-Nov08	Apr06-Jan07

(1) Assumes exercise of Optional Redemption.

(2) "*" Represents less than 0.5% and greater than 0% of the original principal balance.

(3) Assumes no exercise of Optional Redemption.

There is no assurance that prepayment of the mortgage loans will conform to any of the constant percentages of CPR described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the Certificates. Among other things, the DEC Tables assume that the mortgage loans prepay at the indicated constant percentage of CPR, notwithstanding the fact that such mortgage loans may vary substantially as to note rate and payment terms. Variations in actual prepayment experience for the mortgage loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the mortgage loans will have the assumed characteristics, that the purchase prices of the Certificates will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid for the Certificates have not been determined and will be dependent on the characteristics of the mortgage loans in the Final Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the final Offering Documents.

Price/Yield Table – Class A-5 [1]:

Price/Yield	PPC					
	0	50	100	120	150	200
99-16	5.78	5.78	5.78	5.79	5.79	5.80
99-20	5.77	5.77	5.77	5.77	5.77	5.77
99-24	5.76	5.76	5.75	5.75	5.74	5.73
99-28	5.75	5.74	5.73	5.73	5.72	5.69
100-00	5.74	5.73	5.72	5.71	5.69	5.65
100-04	5.73	5.72	5.70	5.69	5.66	5.62
100-08	5.72	5.71	5.68	5.67	5.64	5.58
100-12	5.71	5.70	5.66	5.65	5.61	5.54
100-16	5.70	5.69	5.65	5.63	5.59	5.51
WAL to Optional Redemption	28.2	17.3	9.7	7.9	5.9	3.8
Principal Window	May32 - May32	May21 - Jun21	Jun13 - Nov13	Aug10 - Mar12	Nov08 - Jul10	Jan07 - Sep08

DEC Table – Class A-5 [2][3]:

Distribution Date	PPC					
	0	50	100	120	150	200
Initial	100	100	100	100	100	100
February 25, 2005	100	100	100	100	100	100
February 25, 2006	100	100	100	100	100	100
February 25, 2007	100	100	100	100	100	84
February 25, 2008	100	100	100	100	100	38
February 25, 2009	100	100	100	100	84	1
February 25, 2010	100	100	100	100	52	0
February 25, 2011	100	100	100	86	35	0
February 25, 2012	100	100	100	81	35	0
February 25, 2013	100	100	100	66	29	0
February 25, 2014	100	100	85	50	19	0
February 25, 2015	100	100	67	36	12	0
February 25, 2016	100	100	51	25	6	0
February 25, 2017	100	100	38	17	2	0
February 25, 2018	100	100	28	11	0	0
February 25, 2019	100	100	20	6	0	0
February 25, 2020	100	100	14	3	0	0
February 25, 2021	100	100	9	1	0	0
February 25, 2022	100	88	6	0	0	0
February 25, 2023	100	74	3	0	0	0
February 25, 2024	100	61	1	0	0	0
February 25, 2025	100	50	0	0	0	0
February 25, 2026	100	40	0	0	0	0
February 25, 2027	100	31	0	0	0	0
February 25, 2028	100	23	0	0	0	0
February 25, 2029	100	16	0	0	0	0
February 25, 2030	100	10	0	0	0	0
February 25, 2031	100	5	0	0	0	0
February 25, 2032	100	*	0	0	0	0
February 25, 2033	40	0	0	0	0	0
February 25, 2034	0	0	0	0	0	0
WAL to Maturity	28.9	21.5	12.8	10.4	7.3	3.9
Principal Window	May32-Sep33	May21-Apr32	Jun13-Jul24	Aug10-Jun21	Nov08-Dec17	Jan07-Apr09
WAL to Optional Redemption	28.2	17.3	9.7	7.9	5.9	3.8
Principal Window	May32-May32	May21-Jun21	Jun13-Nov13	Aug10-Mar12	Nov08-Jul10	Jan07-Sep08

(1) Assumes exercise of Optional Redemption.

(2) "*" represents less than 0.5% and greater than 0% of the original principal balance.

(3) Assumes no exercise of Optional Redemption.

There is no assurance that prepayment of the mortgage loans will conform to any of the constant percentages of CPR described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the Certificates. Among other things, the DEC Tables assume that the mortgage loans prepay at the indicated constant percentage of CPR, notwithstanding the fact that such mortgage loans may vary substantially as to note rate and payment terms. Variations in actual prepayment experience for the mortgage loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the mortgage loans will have the assumed characteristics, that the purchase prices of the Certificates will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid for the Certificates have not been determined and will be dependent on the characteristics of the mortgage loans in the Final Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the final Offering Documents.

Price/Yield Table – Class A-6 (1):

Price/Yield	PPC					
	0	50	100	120	150	200
99-16	4.87	4.88	4.88	4.88	4.89	4.89
99-20	4.85	4.86	4.86	4.86	4.86	4.86
99-24	4.84	4.84	4.84	4.84	4.83	4.83
99-28	4.83	4.82	4.81	4.81	4.81	4.80
100-00	4.82	4.80	4.79	4.79	4.78	4.77
100-04	4.80	4.78	4.77	4.76	4.76	4.73
100-08	4.79	4.76	4.75	4.74	4.73	4.70
100-12	4.78	4.74	4.72	4.72	4.70	4.67
100-16	4.76	4.72	4.70	4.69	4.68	4.64
WAL to Optional Redemption	14.0	8.2	6.7	6.3	5.6	4.4
Principal Window	Mar07 - May32	Mar07 - Jun21	Mar07 - Nov13	Mar07 - Mar12	Apr07 - Jul10	Jun07 - Sep08

DEC Table – Class A-6 (2)(3):

Distribution Date	PPC					
	0	50	100	120	150	200
Initial	100	100	100	100	100	100
February 25, 2005	100	100	100	100	100	100
February 25, 2006	100	100	100	100	100	100
February 25, 2007	100	100	100	100	100	100
February 25, 2008	99	94	90	88	86	84
February 25, 2009	98	89	80	77	73	66
February 25, 2010	97	79	66	61	53	37
February 25, 2011	94	70	51	45	36	20
February 25, 2012	88	47	23	17	13	9
February 25, 2013	81	31	11	6	3	3
February 25, 2014	73	21	5	2	1	0
February 25, 2015	66	13	2	1	*	0
February 25, 2016	59	9	1	*	*	0
February 25, 2017	52	6	*	*	*	0
February 25, 2018	45	3	*	*	0	0
February 25, 2019	38	2	*	*	0	0
February 25, 2020	33	1	*	*	0	0
February 25, 2021	29	1	*	*	0	0
February 25, 2022	24	*	*	0	0	0
February 25, 2023	20	*	*	0	0	0
February 25, 2024	16	*	*	0	0	0
February 25, 2025	12	*	0	0	0	0
February 25, 2026	9	*	0	0	0	0
February 25, 2027	7	*	0	0	0	0
February 25, 2028	4	*	0	0	0	0
February 25, 2029	3	*	0	0	0	0
February 25, 2030	1	*	0	0	0	0
February 25, 2031	1	*	0	0	0	0
February 25, 2032	*	0	0	0	0	0
February 25, 2033	*	0	0	0	0	0
February 25, 2034	0	0	0	0	0	0
WAL to Maturity	14.0	8.2	6.8	6.5	6.2	5.7
Principal Window	Mar07-Jul33	Mar07-Feb32	Mar07-Apr24	Mar07-Apr21	Apr07-Oct17	Jun07-Feb14
WAL to Optional Redemption	14.0	8.2	6.7	6.3	5.6	4.4
Principal Window	Mar07-May32	Mar07-Jun21	Mar07-Nov13	Mar07-Mar12	Apr07-Jul10	Jun07-Sep08

(1) Assumes exercise of Optional Redemption.

(2) "*" represents less than 0.5% and greater than 0% of the original principal balance.

(3) Assumes no exercise of Optional Redemption.

There is no assurance that prepayment of the mortgage loans will conform to any of the constant percentages of CPR described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the Certificates. Among other things, the DEC Tables assume that the mortgage loans prepay at the indicated constant percentage of CPR, notwithstanding the fact that such mortgage loans may vary substantially as to note rate and payment terms. Variations in actual prepayment experience for the mortgage loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the mortgage loans will have the assumed characteristics, that the purchase prices of the Certificates will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid for the Certificates have not been determined and will be dependent on the characteristics of the mortgage loans in the Final Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the final Offering Documents.

Price/Yield Table – Class M-1 (1):

Price/Yield	PPC					
	0	50	100	120	150	200
99-16	5.37	5.38	5.39	5.39	5.40	5.40
99-20	5.36	5.36	5.36	5.36	5.36	5.37
99-24	5.35	5.35	5.34	5.34	5.33	5.33
99-28	5.34	5.33	5.32	5.31	5.30	5.29
100-00	5.33	5.32	5.29	5.28	5.27	5.25
100-04	5.32	5.30	5.27	5.25	5.23	5.21
100-08	5.31	5.29	5.24	5.23	5.20	5.17
100-12	5.31	5.27	5.22	5.20	5.17	5.13
100-16	5.30	5.26	5.20	5.17	5.14	5.10
WAL to Optional Redemption	25.4	11.7	6.4	5.4	4.4	3.6
Principal Window	Jul24 - May32	Jan10 - Jun21	Apr07 - Nov13	Mar07 - Mar12	Mar07 - Jul10	Apr07 - Sep08

DEC Table – Class M-1 (2)(3):

Distribution Date	PPC					
	0	50	100	120	150	200
Initial	100	100	100	100	100	100
February 25, 2005	100	100	100	100	100	100
February 25, 2006	100	100	100	100	100	100
February 25, 2007	100	100	100	100	100	100
February 25, 2008	100	100	80	66	48	27
February 25, 2009	100	100	63	49	33	16
February 25, 2010	100	98	50	37	23	9
February 25, 2011	100	87	39	27	16	6
February 25, 2012	100	76	30	20	11	3
February 25, 2013	100	67	24	15	7	2
February 25, 2014	100	58	18	11	5	1
February 25, 2015	100	51	14	8	3	0
February 25, 2016	100	44	11	6	2	0
February 25, 2017	100	38	8	4	2	0
February 25, 2018	100	33	6	3	0	0
February 25, 2019	100	28	5	2	0	0
February 25, 2020	100	24	4	2	0	0
February 25, 2021	100	21	3	1	0	0
February 25, 2022	100	18	2	0	0	0
February 25, 2023	100	15	2	0	0	0
February 25, 2024	100	13	1	0	0	0
February 25, 2025	95	11	0	0	0	0
February 25, 2026	87	9	0	0	0	0
February 25, 2027	78	7	0	0	0	0
February 25, 2028	68	6	0	0	0	0
February 25, 2029	58	4	0	0	0	0
February 25, 2030	47	3	0	0	0	0
February 25, 2031	35	2	0	0	0	0
February 25, 2032	22	1	0	0	0	0
February 25, 2033	9	0	0	0	0	0
February 25, 2034	0	0	0	0	0	0
WAL to Maturity	25.5	12.7	7.1	6.0	4.9	4.0
Principal Window	Jul24-Sep33	Jan10-Apr32	Apr07-Sep24	Mar07-Aug21	Mar07-Feb18	Apr07-Mar14
WAL to Optional Redemption	25.4	11.7	6.4	5.4	4.4	3.6
Principal Window	Jul24-May32	Jan10-Jun21	Apr07-Nov13	Mar07-Mar12	Mar07-Jul10	Apr07-Sep08

(1) Assumes exercise of Optional Redemption.

(2) "*" represents less than 0.5% and greater than 0% of the original principal balance.

(3) Assumes no exercise of Optional Redemption.

There is no assurance that prepayment of the mortgage loans will conform to any of the constant percentages of CPR described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the Certificates. Among other things, the DEC Tables assume that the mortgage loans prepay at the indicated constant percentage of CPR, notwithstanding the fact that such mortgage loans may vary substantially as to note rate and payment terms. Variations in actual prepayment experience for the mortgage loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the mortgage loans will have the assumed characteristics, that the purchase prices of the Certificates will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid for the Certificates have not been determined and will be dependent on the characteristics of the mortgage loans in the Final Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the final Offering Documents.

Price/Yield Table – Class M-2 (1):

Price/Yield	PPC 0	50	100	120	150	200
99-16	5.88	5.88	5.89	5.90	5.90	5.91
99-20	5.87	5.87	5.87	5.87	5.87	5.87
99-24	5.86	5.85	5.84	5.84	5.83	5.83
99-28	5.85	5.84	5.82	5.81	5.80	5.79
100-00	5.84	5.82	5.80	5.78	5.77	5.75
100-04	5.83	5.81	5.77	5.76	5.73	5.71
100-08	5.82	5.79	5.75	5.73	5.70	5.67
100-12	5.81	5.78	5.72	5.70	5.67	5.63
100-16	5.80	5.76	5.70	5.67	5.64	5.59
WAL to Optional Redemption	25.4	11.7	6.4	5.4	4.4	3.6
Principal Window	Jul24 - May32	Jan10 - Jun21	Apr07 - Nov13	Mar07 - Mar12	Mar07 - Jul10	Mar07 - Sep08

DEC Table – Class M-2 (2)(3):

Distribution Date	PPC 0	50	100	120	150	200
Initial	100	100	100	100	100	100
February 25, 2005	100	100	100	100	100	100
February 25, 2006	100	100	100	100	100	100
February 25, 2007	100	100	100	100	100	100
February 25, 2008	100	100	80	66	48	27
February 25, 2009	100	100	63	49	33	16
February 25, 2010	100	98	50	37	23	9
February 25, 2011	100	87	39	27	16	6
February 25, 2012	100	76	30	20	11	3
February 25, 2013	100	67	24	15	7	2
February 25, 2014	100	58	18	11	5	1
February 25, 2015	100	51	14	8	3	0
February 25, 2016	100	44	11	6	2	0
February 25, 2017	100	38	8	4	2	0
February 25, 2018	100	33	6	3	*	0
February 25, 2019	100	28	5	2	0	0
February 25, 2020	100	24	4	2	0	0
February 25, 2021	100	21	3	1	0	0
February 25, 2022	100	18	2	0	0	0
February 25, 2023	100	15	2	0	0	0
February 25, 2024	100	13	1	0	0	0
February 25, 2025	95	11	0	0	0	0
February 25, 2026	87	9	0	0	0	0
February 25, 2027	78	7	0	0	0	0
February 25, 2028	68	6	0	0	0	0
February 25, 2029	58	4	0	0	0	0
February 25, 2030	47	3	0	0	0	0
February 25, 2031	35	2	0	0	0	0
February 25, 2032	22	1	0	0	0	0
February 25, 2033	9	0	0	0	0	0
February 25, 2034	0	0	0	0	0	0
WAL to Maturity	25.5	12.7	7.1	6.0	4.9	3.9
Principal Window	Jul24-Sep33	Jan10-May32	Apr07-Oct24	Mar07-Sep21	Mar07-Mar18	Mar07-Apr14
WAL to Optional Redemption	25.4	11.7	6.4	5.4	4.4	3.6
Principal Window	Jul24-May32	Jan10-Jun21	Apr07-Nov13	Mar07-Mar12	Mar07-Jul10	Mar07-Sep08

(1) Assumes exercise of Optional Redemption.

(2) "*" represents less than 0.5% and greater than 0% of the original principal balance.

(3) Assumes no exercise of Optional Redemption.

There is no assurance that prepayment of the mortgage loans will conform to any of the constant percentages of CPR described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the Certificates. Among other things, the DEC Tables assume that the mortgage loans prepay at the indicated constant percentage of CPR, notwithstanding the fact that such mortgage loans may vary substantially as to note rate and payment terms. Variations in actual prepayment experience for the mortgage loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the mortgage loans will have the assumed characteristics, that the purchase prices of the Certificates will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid for the Certificates have not been determined and will be dependent on the characteristics of the mortgage loans in the Final Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the final Offering Documents.

Price/Yield Table – Class M-3 (1):

Price/Yield	PPC					
	0	50	100	120	150	200
99-16	5.94	5.95	5.95	5.96	5.96	5.97
99-20	5.93	5.93	5.93	5.93	5.93	5.93
99-24	5.92	5.91	5.90	5.90	5.89	5.89
99-28	5.91	5.90	5.88	5.87	5.86	5.85
100-00	5.90	5.88	5.86	5.84	5.83	5.81
100-04	5.89	5.87	5.83	5.82	5.79	5.77
100-08	5.88	5.85	5.81	5.79	5.76	5.73
100-12	5.87	5.84	5.78	5.76	5.73	5.69
100-16	5.86	5.82	5.76	5.73	5.70	5.65
WAL to Optional Redemption	25.4	11.7	6.4	5.4	4.4	3.5
Principal Window	Jul24 - May32	Jan10 - Jun21	Apr07 - Nov13	Mar07 - Mar12	Mar07 - Jul10	Mar07 - Sep08

DEC Table – Class M-3 (2)(3):

Distribution Date	PPC					
	0	50	100	120	150	200
Initial	100	100	100	100	100	100
February 25, 2005	100	100	100	100	100	100
February 25, 2006	100	100	100	100	100	100
February 25, 2007	100	100	100	100	100	100
February 25, 2008	100	100	80	66	48	27
February 25, 2009	100	100	63	49	33	16
February 25, 2010	100	98	50	37	23	9
February 25, 2011	100	87	39	27	16	6
February 25, 2012	100	76	30	20	11	3
February 25, 2013	100	67	24	15	7	2
February 25, 2014	100	58	18	11	5	1
February 25, 2015	100	51	14	8	3	0
February 25, 2016	100	44	11	6	2	0
February 25, 2017	100	38	8	4	2	0
February 25, 2018	100	33	6	3	1	0
February 25, 2019	100	28	5	2	0	0
February 25, 2020	100	24	4	2	0	0
February 25, 2021	100	21	3	1	0	0
February 25, 2022	100	18	2	0	0	0
February 25, 2023	100	15	2	0	0	0
February 25, 2024	100	13	1	0	0	0
February 25, 2025	95	11	0	0	0	0
February 25, 2026	87	9	0	0	0	0
February 25, 2027	78	7	0	0	0	0
February 25, 2028	68	6	0	0	0	0
February 25, 2029	58	4	0	0	0	0
February 25, 2030	47	3	0	0	0	0
February 25, 2031	35	2	0	0	0	0
February 25, 2032	22	1	0	0	0	0
February 25, 2033	9	0	0	0	0	0
February 25, 2034	0	0	0	0	0	0
WAL to Maturity	25.5	12.7	7.1	6.0	4.9	3.9
Principal Window	Jul24-Sep33	Jan10-May32	Apr07-Nov24	Mar07-Oct21	Mar07-Mar18	Mar07-May14
WAL to Optional Redemption	25.4	11.7	6.4	5.4	4.4	3.5
Principal Window	Jul24-May32	Jan10-Jun21	Apr07-Nov13	Mar07-Mar12	Mar07-Jul10	Mar07-Sep08

(1) Assumes exercise of Optional Redemption.

(2) "*" represents less than 0.5% and greater than 0% of the original principal balance.

(3) Assumes no exercise of Optional Redemption.

There is no assurance that prepayment of the mortgage loans will conform to any of the constant percentages of CPR described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the Certificates. Among other things, the DEC Tables assume that the mortgage loans prepay at the indicated constant percentage of CPR, notwithstanding the fact that such mortgage loans may vary substantially as to note rate and payment terms. Variations in actual prepayment experience for the mortgage loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the mortgage loans will have the assumed characteristics, that the purchase prices of the Certificates will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid for the Certificates have not been determined and will be dependent on the characteristics of the mortgage loans in the Final Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the final Offering Documents.

Price/Yield Table – Class A-IO – To Call or Maturity:

Price/Yield	CPR				
	76	77	78	79	80
6.6875	3.17	3.17	3.10	2.79	2.34

Net WAC Pass-Through Rate (Pricing Scenario, To Call):

Date	Net WAC Cap
Mar25,04	6.03%
Apr25,04	6.03%
May25,04	6.02%
Jun25,04	6.01%
Jul25,04	6.00%
Aug25,04	5.99%
Sep25,04	6.12%
Oct25,04	6.11%
Nov25,04	6.10%
Dec25,04	6.08%
Jan25,05	6.07%
Feb25,05	6.05%
Mar25,05	6.04%
Apr25,05	6.02%
May25,05	6.17%
Jun25,05	6.16%
Jul25,05	6.14%
Aug25,05	6.13%
Sep25,05	6.30%
Oct25,05	6.29%
Nov25,05	6.28%
Dec25,05	6.27%
Jan25,06	6.26%
Feb25,06	6.27%
Mar25,06	6.72%
Apr25,06	6.72%
May25,06	6.72%
Jun25,06	6.72%
Jul25,06	6.72%
Aug25,06	6.73%
Sep25,06	6.73%
Oct25,06	6.73%
Nov25,06	6.73%
Dec25,06	6.73%
Jan25,07	6.73%
Feb25,07	6.73%
Mar25,07	6.73%
Apr25,07	6.73%
May25,07	6.73%
Jun25,07	6.73%
Jul25,07	6.73%
Aug25,07	6.73%
Sep25,07	6.73%
Oct25,07	6.73%
Nov25,07	6.73%
Dec25,07	6.73%
Jan25,08	6.73%
Feb25,08	6.73%
Mar25,08	6.73%
Apr25,08	6.73%
May25,08	6.74%
Jun25,08	6.74%
Jul25,08	6.74%
Aug25,08	6.74%
Sep25,08	6.74%
Oct25,08	6.74%
Nov25,08	6.74%
Dec25,08	6.74%
Jan25,09	6.74%
Feb25,09	6.74%
Mar25,09	6.74%
Apr25,09	6.74%
May25,09	6.74%
Jun25,09	6.74%
Jul25,09	6.74%
Aug25,09	6.74%
Sep25,09	6.74%
Oct25,09	6.74%
Nov25,09	6.75%
Dec25,09	6.75%
Jan25,10	6.75%
Feb25,10	6.75%
Mar25,10	6.75%
Apr25,10	6.75%
May25,10	6.75%
Jun25,10	6.75%
Jul25,10	6.75%
Aug25,10	6.75%
Sep25,10	6.75%
Oct25,10	6.75%
Nov25,10	6.75%
Dec25,10	6.75%
Jan25,11	6.75%
Feb25,11	6.75%
Mar25,11	6.76%
Apr25,11	6.76%
May25,11	6.76%
Jun25,11	6.76%
Jul25,11	6.76%
Aug25,11	6.76%
Sep25,11	6.76%
Oct25,11	6.76%
Nov25,11	6.76%
Dec25,11	6.76%
Jan25,12	6.76%
Feb25,12	6.76%
Mar25,12	6.76%

Recipients must read the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. The collateral and other information set forth in this Preliminary Structural Term Sheet supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Preliminary Structural Term Sheet and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of this Preliminary Structural Term Sheet. The depositor is not responsible for the accuracy of this Preliminary Structural Term Sheet, and has not authorized the dissemination of this Preliminary Structural Term Sheet. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.